FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-31452

For the month of March 2003.

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Press release of March 13, 2003 regarding subsidiary share transfer and subsequent merger

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Executive Vice President and CFO

Date: March 13, 2003

FOR IMMEDIATE RELEASE

March 13, 2003

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

Contact: Toshiro Tateno

Director and Executive Corporate Officer

Tel: +81-3-5220-0374

Subsidiary Share Transfer and Subsequent Merger

Konami Corporation (“Konami”) hereby announces that its Board of Directors decided on March 13, 2003 to transfer all the shares of its wholly-owned subsidiary, Konami Computer Entertainment Studios, Inc. (“Konami Studio”), to another subsidiary, Konami Computer Entertainment Osaka, Inc. (“Konami OSA”), and merge Konami OSA with Konami Studio on May 1, 2003.

1.	Outline of Subject Company

Trade name:	Konami Computer Entertainment Studios, Inc.
Location of head office:	4-1-23 Shiba, Minato-ku, Tokyo
Representative:	Kazumi Kitaue, Representative Director and President
Date of incorporation:	March 28, 1997
Main field of business:	Production of video game software
Date of settlement:	March 31
Number of employees:	139 (as of September 30, 2002)
Capital:	300 million yen
Net revenues:	1,393 million yen (for the year ended March 31, 2002)

2.	Transfer of Stock

Transaction:	Konami transfers all the issued shares (6,000 shares) of Konami Studio to Konami OSA.
Date of transfer:	March 13, 2003

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3.	Transfer Price

2,000 million yen

4.	Schedule of Merger

Board approval for merger agreement:	March 13, 2003
Conclusion of merger agreement:	March 13, 2003
Effective date of merger:	May 1, 2003 (Tentative schedule)
Official registration of merger:	May 1, 2003 (Tentative schedule)

5.	Method of Merger

Konami OSA, as an ongoing concern, will absorb Konami Studio, which will be subsequently dissolved.

6.	Merger Ratio

Due to the fact that Konami OSA will acquire 100% of the shares of Konami Studio, there will be no issuance of new shares or capital increase.

7.	Objective of Merger

To enhance product lineup by adding Konami Studio’s leading video game content derived from TV animation programs and cartoons to sports games, which are Konami OSA’s major focus. As a result, we expect to achieve more stable performance of the new company after the merger and that the group value as a whole will be maximized.

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8.	Outline of Parties (as of September 30, 2002)

Trade name	Konami Computer Entertainment Osaka, Inc.		Konami Computer Entertainment Studios, Inc.
Main field of business	Production and distribution of video game software		Production of video game software
Date of incorporation	April 3, 1995		March 28, 1997
Location of head office	2-5-25 Umeda, Kita-ku, Osaka		4-1-23 Shiba, Minato-ku, Tokyo
Representative	Kuniaki Kinoshita, Representative Director and President		Kazumi Kitaue, Representative Director and President
Capital	1,213 million yen		300 million yen
Total number of shares issued	14,941,500 shares		6,000 shares
Shareholders’ equity	5,898 million yen		140 million yen
Total assets	8,378 million yen		1,384 million yen
Date of settlement	March 31		March 31
Number of employees	299		139
Major customers	Konami Corporation		Konami Corporation
Major shareholders and shareholding ratios	Konami Corporation	65.23%	Konami Computer Entertainment Osaka, Inc. 100% (as of March 13, 2003)
	Employees’ stock ownership	3.09%
	UFJ Trust Bank Limited	0.49%
	Masahiko Takeda	0.46%
	The Master Trust Bank of Japan, Ltd.	0.41%
Main banks	Sumitomo Mitsui Banking Corporation
Bank of Tokyo-Mitsubishi, Ltd.
Relationship between parties	Capital	Konami Studio is a wholly-owned subsidiary of Konami OSA effective March 13, 2003.
	Personnel	There is a director (corporate auditor) with concurrent status.
	Transaction	There is no material transaction.

9.	Financial results for the three most recent years

(Millions of yen, except per share data)

	Konami Computer Entertainment Osaka, Inc.			Konami Computer Entertainment Studios, Inc.
Fiscal year ended on	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2000	March 31, 2001	March 31, 2002
Net revenues	3,485	6,515	8,740	645	1,365	1,393
Operating income	1,295	1,698	1,952	171	427	(209)
Ordinary income	1,255	1,712	1,959	170	427	(211)
Net income	677	917	1,158	170	365	1,075
Net income per share (yen)	71,172	15,354	194	28,466	60,843	179,273
Dividend per share (yen)	20,500	4,620	78	—	2,500	—
Shareholders’ equity per share (yen)	402,007	78,989	930	6,063	137,239	25,269

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Notes:

1.	Konami Computer Entertainment Studios, Inc. is the name of the company formed from the merger of Konami Computer Entertainment Yokohama, Inc. and Konami Computer Entertainment Sapporo, Inc. on August 1, 2000.
2.	HUDSON SOFT CO., LTD. succeeded a portion of the business located in Sapporo of Konami Studio by the method of absorption following a spin-off on December 1, 2001.
3.	Konami OSA split each share with par value of 50,000 yen into six shares with par value of 10,000 yen on April 3, 2000.
4.	Konami OSA made a 100-for-1 stock split on February 1, 2002.
5.	Konami OSA made a 2.5-for-1 stock split on May 20, 2002.

10.	Circumstances after Merger

Trade name:	Konami Computer Entertainment Studios, Inc. (A change is scheduled to be proposed at the general meeting of shareholders in June 2003.)
Main field of business:	Production and distribution of video game software
Location of head office:	Minato-ku, Tokyo (A change is scheduled to be proposed at the general meeting of shareholders in June 2003.)
Representative:	Kuniaki Kinoshita, Representative Director and President
Capital:	1,213,050,000 yen (No capital increase)
Total assets:	9,762 million yen (An increase of 1,384 million yen is expected as a result of the merger according to the results as of September 30, 2002)
Date of settlement:	March 31
Total number of shares issued:	14,941,500 shares

11.	Effect on business results

As a result of this share transfer, a gain of approximately 1,800 million yen will be generated by Konami on a non-consolidated basis. However, there is no material effect on Konami’s consolidated business results.

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